U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person: JSL Group, LLC, 2691 Richter Avenue, #124, Irvine, CA 92623

2.  Date of Event Requiring Statement (Month/Date/Year): 5/29/02

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol: Lexon Technologies, Inc. "LEXO"

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below (X) 10% Owner ( ) Other
     Title:

6.  If Amendment, Date of Original (Month/Day/Year):

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Common stock

2. Amount of Securities Beneficially Owned: 4,500,000

3. Ownership Form: Direct(D)or Indirect(I): (D) 2,500,000 (I)2,000,000

4. Nature of Indirect Beneficial Ownership: JSL Group, LLC, an entity which holds 2,500,000 shares. JSL also holds a 50% interest in PAC21C, LLC, an entity which holds 2,000,000 shares.

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: n/a

2. Date Exercisable (Month/Day/Year):
   Expiration Date(Month/Day/Year):

3. Title:
   Amount of Securities Underlying Derivative Security (Amount of Number of shares):

4. Conversion or Exercise Price of Derivative Security:

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I):

6. Nature of Indirect Beneficial Ownership:

Explanation of Responses:

Signature of Reporting Person: /S/ J. Jehy Lah, Manager JSL Group, LLC
Date: 6/3/02